Public Amend

JG

16002098

SEC
Mail Processing
Section

MAR 29 2016

Washington DC
409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 69495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/02/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Strategies Merchant Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Congress Avenue, Ste 1612
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Britt Kauffman 512-477-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett Stratemann & Co.
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Road, Ste 550	Austin	TX	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Nu

OATH OR AFFIRMATION

I, Frank Gary Valdez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Strategies Merchant Banking, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

HALEIGH NICHOLS
Notary Public, State of Texas
My Commission Expires
July 15, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS STRATEGIES MERCHANT BANKING, LLC

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2015
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

FOCUS STRATEGIES MERCHANT BANKING, LLC

December 31, 2015

Contents

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report

The Managing Member
Focus Strategies Merchant Banking, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of Focus Strategies Merchant Banking, LLC (the "Company") as of December 31, 2015 and the related statements of income (loss), changes in stockholder's equity, and cash flows and for the period from March 2, 2015 through December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Strategies Merchant Banking, LLC as of December 31, 2015 and the results of its operations and its cash flows for the period from March 2, 2015 through December 31, 2015, in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in the Net Capital Computation (the "Supplementary Information") has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the Supplementary Information contained in the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 15, 2016

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Financial Condition
December 31, 2015

Assets		
Current Assets		
Cash and cash equivalents		$ 82,739
Accounts receivable		73,070
Prepaid expenses		1,128
Lease Deposits		5,000
Other		1,647
	Total Current Assets	163,584
Property and Equipment, at Cost, Less Accumulated Depreciation of $48,387		518
TOTAL ASSETS		**$ 164,102**
Liabilities and Shareholder Equity		
Current Liabilities		
Lease Deposit due to subtenant		$ 500
Accounts payable and accrued expenses		8,187
	Total Current Liabilities	8,687
Member Equity		
Member Equity		(375,812)
Retained Earnings		509,178
Net Income		22,049
	Total Member Equity	155,415
TOTAL LIABILITIES AND EQUITY		**$ 164,102**

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Income
Period from March 2, 2015 to December 31, 2015

Revenues		
Fee income	$	488,595
Reimbursed Expenses	$	1,869
Other income	$	19
Total Income	$	490,483
General and Administrative Expenses		
Salaries, commissions & benefits	$	354,196
Licenses and fees	$	4,453
Depreciation	$	1,256
Amortization	$	270
Insurance	$	1,618
Professional fees	$	49,988
Expense Sharing fees to related party	$	36,821
Miscellaneous	$	19,832
Total Expenses	$	468,434
NET INCOME	**$**	**22,049**

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Changes in Shareholder's Equity
Period from March 2, 2015 to December 31, 2015

	Member Equity	Retained Earnings	Total
Balance at March 2, 2015	$ (375,812)	$ 509,178	$ 133,366
Net Income		$ 22,049	$ 22,049
Balance at December 31, 2015	$ (375,812)	$ 531,227	$ 155,415

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Cash Flows
Period from March 2, 2015 to December 31, 2015

Operating Activities		
Net Income	$	22,049
Items not requiring (providing) cash		
Depreciation		1,256
Amortization		270
Changes in		
Accounts receivable		(51,880)
Prepaid expense and other		(187)
Accounts payable and accrued expenses		223
Net cash used in operating activities		(28,269)
Decrease in Cash and Cash Equivalents		(28,269)
Cash and Cash Equivalents, Beginning of Period		111,008
Cash and Cash Equivalents, End of Period	$	82,739

See notes to financial statements.

Note 1: Significant Accounting Policies

General

Focus Strategies Merchant Banking, LLC is a Limited Liability Corporation owned 100% by one member and organized under the laws of the State of Texas for the purpose of providing investment banking services. The Company is a Broker/Dealer regulated by the Financial Industry Regulatory Authority (FINRA), having obtained its broker/dealer license on March 2, 2015.

The Company assists clients in the buying and selling of companies, raising capital (both equity and debt) and offers financial advisory services. Advisory services are charged on a project or hourly basis. Transaction service revenues consist of retainers and success fees upon completion of a transaction.

Revenue Recognition

Financial statements are prepared using the accrual basis of accounting. Revenue is recognized when clients are billed for services.

Commission Expense

Commissions due to the individual bankers are paid on the pay date following the date the payment is received from the client.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on a double declining balance over five to seven years.

Income Tax

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital many not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2015, the Company had net capital, as defined, of $74,051.

Note 3: Related Party Transactions

The Company has an affiliate company, Focus Strategies, LLC, that provides investment banking and consulting services that do not involve the sale of securities, and therefore do not require a broker/dealer. Staff and other expenses are paid by Focus Strategies, LLC, and are shared between the two companies based on an expense sharing arrangement between the companies. For 2015, the Company paid 10.24%, of these expenses as reimbursement to Focus Strategies, LLC. This allocation is reviewed annually and adjusted as needed to accurately allocate the expenses between the companies. In addition to the 2015 expense sharing payment, the Company reimbursed Focus Strategies, LLC for some 401K payments paid on broker dealer compensation and for non-broker dealer consulting fees performed on behalf of Company clients. The fees paid to Focus Strategies LLC during 2015 were $78,194.

Note 4: Significant Customers

In 2015, four customers each comprised more than 10% of Company revenues as listed below:

- Customer A: 36.63%
- Customer B: 16.37%
- Customer C: 12.28%
- Customer D: 12.28%

Note 5: Concentration of Credit Risk

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2015, the Company's cash accounts were within these limits.

Note 5: Subsequent Events

Subsequent events have been evaluated through the date of the Independent Registered Public Accounting Firm's report on the financial statements, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

FOCUS STRATEGIES MERCHANT BANKING, LLC

Computation of Net Capital

(As Defined Within Securities Act of 1934 Rule 15c3-1)

December 31, 2015

Total Member Equity from Statement of Financial Condition	$ 155,415
Deductions and/or Charges	
Total non-allowable assets from statement of financial condition	(81,363)
Total Net Capital	$ 74,052
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 8,687
Total aggregate indebtedness	$ 8,687
Computation of basis net capital requirement:	
Minimum net capital required of broker-dealer (12.5% of total aggregate indebtedness)	$ 1,086
Minimum dollar net capital requirement of broker	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
Net capital over required amount	$ 69,052
Ratio of aggregate indebtedness to net capital	.1173 to 1

PS&Co.

Padgett Stratemann

Independent Registered Public Accounting Firm's Report on Review of Exemption

The Managing Member
Focus Strategies Merchant Banking, LLC
Austin, Texas

We have reviewed management's statements included in the accompanying Exemption Report, in which (a) Focus Strategies Merchant Banking, LLC identified the following provisions of 17 CFR § 15c3-3(k) under which Focus Strategies Merchant Banking, LLC claimed an exemption from 17 CFR § 240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and (b) Focus Strategies Merchant Banking, LLC stated that Focus Strategies Merchant Banking, LLC met the identified exemption provisions throughout the period from March 2, 2015 through December 31, 2015. Focus Strategies Merchant Banking, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Strategies Merchant Banking, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 15, 2016

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

HOUSTON
1980 POST OAK BOULEVARD, SUITE 1100
HOUSTON, TEXAS 77056
713 335 8630

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

FOCUS STRATEGIES MERCHANT BANKING, LLC
Exemption Report
Required under 17a-5(d)(4)
December 31, 2015

As of December 31, 2015, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"...The provisions of this section shall not be applicable to a broker or dealer ... who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Focus Strategies Merchant Banking LLC..."

- ❖ The Company met the provisions of the exemption identified above throughout the year ended December 31, 2015, without exception.

Computation of Net Capital under Rule 15c3-1:

There were no material differences between net capital as presented on page 10 herein, and the Company's presentation of net capital in Part IIA of Form X-17A-5 as of December 31, 2015.

Focus Strategies Merchant Banking, LLC

By: [signature]
Britt Kauffman
Principal Financial Officer